Filed by Cummins Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Cummins Inc.

Commission File No.: 1-4949

Participant Guide to the Exchange Offer in the Cummins Retirement and Savings Plan INSIDE THIS GUIDE • About the Exchange Offer • How to Make Your Election • Key Terms to Know • Key Dates • Resources

About the Exchange Offer In May 2023, an initial public offering of approximately 19.5% of Atmus Filtration Technologies Inc. (Atmus) common stock was completed. Cummins Inc. (Cummins) retained the remaining outstanding shares of, and a controlling stake in, Atmus. Cummins is offering its stockholders the opportunity to exchange shares of Cummins common stock for shares of Atmus common stock (the exchange offer), subject to the terms of the exchange offer described in the Prospectus, dated February 14, 2024 (the Prospectus). Our records indicate that you have a balance in the Cummins Employee Stock Ownership Plan Fund (Cummins ESOP Fund)1 in the Cummins Retirement and Savings Plan (RSP)2 .. This means that you are currently eligible to participate in this exchange offer through the RSP. If you choose to participate, you must make your election before 4:00 p.m. ET on March 11, 2024 (the date the RSP exchange offer election period ends). This guide, the Prospectus, and other important information about the exchange offer can be found on the RSP website at yourbenefitsresources.com/cummins. Click the “Cummins Atmus Stock Exchange Offer” message at the top of the home page. Participation in the exchange offer is entirely voluntary. If you choose not to participate, no action is required. 1 The Cummins ESOP Fund is a closed fund that is distinct from the Cummins Employee Stock Purchase Plan (ESPP). Employees participating in the ESPP will receive separate exchange offer communications for this plan. 2 “RSP” refers to both the Cummins Retirement and Savings Plan and the Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees. These are the only retirement plans eligible for the exchange offer. 2

You have received a Trustee Direction Form for the Cummins ESOP Fund. To participate in the exchange offer, use the 16-digit control number on the Trustee Direction Form. If you want to participate in the exchange using both Cummins ESOP Fund and Cummins Stock Fund units, make sure you use your personalized control number for the correct stock fund when making your election(s). 3 If you decide to change or withdraw your election during the exchange offer election period, follow the same online process above to update your election. To withdraw your election, enter 0%. Making/Changing Your Election Online • Go to www.ProxyVote.com/Tender to make your election. Enter your 16-digit control number from your Trustee Direction Form (see below) to access the site. • Enter the whole percentage (0%–100%) of your Cummins ESOP Fund units you wish to include in the exchange. • Print a copy of the election confirmation page for your records. Making Your Election by Mail • Check the appropriate box on the Trustee Direction Form. If you want to offer to exchange something less than 100% of the fund, check box 3 and fill in a whole percentage of the total number of units to be exchanged. • Sign your form, make a copy of your signed form for your records, and mail it as directed. • Note: If you are mailing your election, you should try to have your materials arrive prior to March 11, 2024 so your election can be processed and included in the exchange. Please allow enough time for mail delivery or consider making your election online due to the unpredictable timing involved with mail delivery. How to Make Your Election If you wish to participate in the exchange offer through the RSP, you must: • Hold units (i.e., have a balance) in the Cummins Stock Fund and/or Cummins ESOP Fund on March 11, 2024. Your election will be applied to the units you hold after all requested daily transactions are processed. • Make your election online by 4:00 p.m. ET on March 11, 2024. To make an election, you need a Trustee Direction Form with a personalized 16-digit control number. The last election processed before the deadline will be the election of record. Your package contains a Trustee Direction Form for the Cummins ESOP Fund. If you contribute or transfer a portion of your current balance to the Cummins Stock Fund, you will receive a new package that includes a personalized Trustee Direction Form that you will need to submit an election for your Cummins Stock Fund units. Please allow sufficient time so that you can receive your Trustee Direction Form and make an election before the exchange offer election period deadline at 4:00 p.m. ET on March 11, 2024. BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC. ATTN: REORGANIZATION DEPARTMENT P.O. BOX 9116 FARMINGDALE, NY 11735-9547 V17917-S62553 Box 2 I direct Northern Trust NOT to offer any of the units attributable to my Cummins Stock Fund account into the Offer. Please sign exactly as your name appears hereon. Box 3 ________ (insert a percentage in whole numbers, 1% - 99%) I direct Northern Trust to offer to exchange the written percentage of the units attributable my Cummins Stock Fund account into the Offer. (If you check Box 3 but fail to insert a percentage, your direction will be treated as a direction NOT to participate in the Offer.) Box 1 I direct Northern Trust to offer to exchange ALL of the units attributable to my Cummins Stock Fund account into the Offer. Please note the following will be treated as if you elected to NOT participate in the offer. The Cummins ESOP Trustee Direction Form: • is not timely received by this tabulation agent • has more than one box checked • is received without a box checked below As of Month XX, 2023, the number of units credited to your Cummins Stock Fund account in the Cummins Retirement and Savings Plan is shown directly above the 16-digit control number. As described in the Prospectus, dated Month XX, 2023, the Exchange Offer (the "Offer") is designed to offer Cummins Inc. shareholders the opportunity to exchange units of Cummins stock for units of Atmus stock. I hereby instruct Northern Trust to tender the units attributable to my Cummins Stock Fund account under the Retirement and Savings Plan as of Month XX, 2023, unless a later deadline is announced, as follows (check only one box and sign): THE CUMMINS ESOP FUND TRUSTEE DIRECTION FORM to exchange units of Cummins stock for units of Atmus stock. Make your election on or before 4:00 P.M., Eastern Time on Month xx, 2023. The internet is the quickest way to make your election. To participate: BY INTERNET - www.proxyvote.com/tender Please go to the website www.proxyvote.com/tender, enter the 16-digit control number from this Trustee Direction Form (located in the box below next to the arrow) and click on the Submit button. You will be able to provide your election in the Exchange Offer on the following screen. BY HAND OR OVERNIGHT DELIVERY Please follow instructions below and deliver form to Broadridge, Attn: BCIS IWS, 51 Mercedes Way, Edgewood, NY 11717 BY MAIL Please follow instructions below and mail form to Broadridge, Attn: Re-Organization Dept., P.O. Box 9116, Farmingdale, NY 11735-9547 PLEASE MAKE ONE SELECTION ! ! ! Signature [PLEASE SIGN WITHIN BOX] Date 1234 5678 1234 5678 1234 5678 1234 5678

# Key Terms to Know

| | |
|---|---|
| **Exchange offer** | The **exchange offer** is the offer by Cummins to its shareholders to exchange shares of Cummins common stock for shares of Atmus common stock. This exchange offer is available to all Cummins shareholders, including RSP participants invested in the Cummins Stock Fund or Cummins ESOP Fund. |
| **Units** | Ownership of the Cummins Stock Fund and Cummins ESOP Fund in the RSP is expressed as **units**. Your balance in the fund is the number of units you own times the current value of each unit.<br>While the Cummins Stock Fund and the Cummins ESOP Fund invest primarily in Cummins stock, they also hold cash and short-term investments in order to facilitate daily transactions such as fund transfers and distributions. That is why the holdings of these stock funds are expressed in **units**, rather than shares. Once established, the new Atmus Stock Fund in the RSP will also be expressed in units. |
| **Cost basis** | **Cost basis** is the value of the units you have in the Cummins Stock Fund and/or Cummins ESOP Fund from when they were originally allocated to the Fund. You can find the cost basis for the Cummins ESOP Fund on the RSP website at **yourbenefitsresources.com/cummins**. Under the "RSP & Pension" tab, select "Investments" on the *RSP* menu. Under "Retirement and Savings Plan Portfolio," you will see your cost basis listed as "Cost" for the Cummins ESOP Fund. For additional information, refer to the exchange offer FAQs. |
| **Exchange ratio** | The **exchange ratio** is the number of shares of Atmus stock that will be received for each share of Cummins stock accepted under the exchange offer.<br>**Your units of a Cummins stock fund accepted into the exchange offer will be:**<br>**Your units in that fund at the offer deadline** ✖ **The percent you elected to include in the exchange** ✖ **The oversubscription ratio**<br>**Note:** The exchange ratio and oversubscription ratio are not currently available and the calculation above will happen after the close of the exchange offer election period. |
| **Oversubscribed**<br>OR<br>**Oversubscription ratio** | Cummins will set a limit on how many shares of Cummins stock can be exchanged for Atmus stock. If shareholders request to exchange more Cummins stock than the limit, the exchange offer will be **oversubscribed** and Cummins will establish an **oversubscription ratio** to determine what portion of shares offered will be accepted for exchange. This oversubscription ratio is the maximum number of Cummins shares allowed in the exchange offer divided by the total shares offered in the exchange.<br>For example, if shareholders offer two (2) times the limit, only 50% of shares offered from each shareholder for the exchange will be accepted. Similarly, if four (4) times the limit is offered, only 25% of shares offered from each shareholder will be accepted.[3] |

[3] In general, the oversubscription ratio will apply equally to all shareholders participating in the exchange offer, including those participating through the RSP. However, some very small offer amounts from shareholders outside of the RSP may be accepted before the oversubscription ratio is applied.

4

5 Plan trustee Northern Trust Company is the plan trustee for the RSP. The plan trustee holds title to the shares of stock in the Cummins Stock Fund and the Cummins ESOP Fund. You can make a trustee election to tell the plan trustee that you want to participate in the exchange offer, and Northern Trust Company will make an exchange election on your behalf for the RSP. Your election will be a percentage of the units you hold in a Cummins stock fund as of March 11, 2024 after all requested daily transactions are processed. Blackout period If you choose to participate in the exchange offer, a blackout period will apply during which: • RSP loans and withdrawals are not permitted (though any outstanding loan repayments will continue). • Transfers out of the fund(s) being exchanged (the Cummins Stock Fund and/or the Cummins ESOP Fund) are not permitted. • Transfers into the Cummins Stock Fund will still be allowed, but new contributions or transfers into the Cummins Stock Fund will not be included in the exchange offer. (Note: The Cummins ESOP Fund is closed to new contributions.) See the Blackout Notice for more information about the blackout period. Key Terms to Know (continued)

6 Key Dates The following describes key dates of the exchange offer, assuming that the exchange offer is not extended or terminated. February 14, 2024 The week of March 18, 2024, or as soon as administratively feasible Within approximately a year of the exchange offer Starting at 4:00 p.m. ET on March 11, 2024 • Exchange offer election period begins • Make your exchange offer election(s)—You can choose what percentage of units you hold in the Cummins ESOP Fund in the RSP to offer in exchange for Atmus common stock units. • RSP exchange offer election period ends—Deadline to make an online RSP exchange election. RSP elections sent by mail need to be received prior to March 11, 2024 so your election can be processed by the deadline. Note: The RSP deadline of March 11, 2024 is earlier than the March 13, 2024 deadline for individual Cummins shareholders because the stock in the RSP is held collectively in the name of the trust and requires more time to process. • Blackout period begins—Only applies to RSP participants who elect to participate in the exchange offer. Loans, in-service withdrawals, distributions, and other plan transactions will be restricted until the exchange offer is completed (see Blackout Notice for details). • Fund exchange amount determined—Cummins will set a limit on how many shares of Cummins stock can be exchanged for Atmus stock. If shareholders request more Atmus stock than the established limit, the exchange offer will be oversubscribed and only a portion of what they elect to exchange will be accepted. (See “Oversubscription ratio” in Key Terms to Know for more information.) • RSP exchange processing begins—Units accepted will be exchanged for Atmus stock units and moved into a separate Atmus Stock Fund option in the RSP. • Blackout period ends—The blackout period will be lifted (unless the exchange offer is extended by Cummins). • Atmus Stock Fund liquidated—The Atmus Stock Fund will be liquidated due to regulatory rules, and any money remaining in the Atmus Stock Fund will be transferred into the age-appropriate Vanguard Target Retirement Fund.

7 Resources Exchange Offer Election Site: www.ProxyVote.com/Tender Where you can make your election online to participate in the exchange offer. Use your 16-digit control number from your Trustee Direction Form to make your election. Exchange Offer Helpline: Managed by Okapi Partners LLC 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas) or info@okapipartners.com Monday through Friday, from 9:00 a.m. to 8:00 p.m. ET Representatives will be able to answer questions about: • Eligibility to participate in the exchange offer. • Accessing your 16-digit Trustee Direction Form control number. • The election materials received, what the election exchange offer is, and why it is offered. • The election process. • Key terms and dates. • The blackout period. • Online elections made on the Exchange Offer Election Site. • Technical or navigational support for the Exchange Offer Election Site. RSP Website: yourbenefitsresources.com/cummins Where you can review your RSP balances and manage your account. You can also find exchange offer information, including the Prospectus. Click the “Cummins Atmus Stock Exchange Offer” message at the top of the home page. ? Summary of Material Modifications This guide and other materials serve as a Summary of Material Modifications required by the Employee Retirement Income Security Act of 1974, as amended (ERISA), which modifies the information contained in your Summary Plan Description to reflect certain changes made to the RSP’s investment options in connection with the exchange offer. Please note that Cummins reserves the right to amend the RSP at any time. This Summary of Material Modifications is intended to be a summary of the RSP plan terms. If there are discrepancies between this Summary of Material Modifications and the RSP plan document, the RSP plan document shall control and supersede this Summary of Material Modifications.

ESOP — 2/5/2024 Forward-Looking Statements This communication contains certain statements about Cummins and Atmus that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Cummins’ and Atmus’ respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Cummins and Atmus of the exchange offer, the anticipated timing and benefits of the exchange offer, Cummins’ and Atmus’ anticipated financial results, and all other statements in this communication that are not historical facts. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Cummins’ and Atmus’ respective periodic reports filed from time to time with the U.S. Securities and Exchange Commission, the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Cummins or Atmus, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Cummins nor Atmus undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements. Additional Information and Where to Find It This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Atmus has filed with the SEC a registration statement on Form S-4 (the Registration Statement) that includes a Prospectus. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Cummins, Atmus and related matters, and Cummins will deliver the Prospectus to holders of Cummins common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Cummins, Atmus or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Cummins has filed with the SEC a Schedule TO, which contains important information about the exchange offer. Holders of Cummins common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Cummins and Atmus file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Cummins common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on www.okapivote.com/CumminsAtmusExchange. Cummins has retained Okapi Partners LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas).